September 29, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

RE:	Time Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-36218

Ladies and Gentlemen:

We are submitting this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) received by letter dated August 24, 2017 (the “Comment Letter”) from Lyn Shenk, Branch Chief, Office of Transportation and Leisure, relating to the above-referenced Annual Report on Form 10-K of Time Inc. (the “Company,” “we,” or “our”) filed with the SEC on February 27, 2017 (the “2016 Form 10-K”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter.

Notes to Consolidated Financial Statements

Note 18: Segment Information, page F-58

1. We note your operating segment definition and your disclosure of one reportable segment. In that regard, please tell us and disclose the factors you used in identifying your reportable segment, including the basis of organization (e.g., whether management has chosen to organize the entity around differences in products and services, geographic areas such as U.S., U.K., etc., regulatory environments, or a combination of factors and whether operating segments have been aggregated). We refer you to ASC 280-10-50-21. If you have multiple operating segments in which you aggregated them into one reportable segment, please identify them for us and explain to us how you met the criteria within ASC 280-10-50-11 for aggregation.

Response

The Company applied the accounting guidance prescribed in ASC Topic 280, Segment Reporting, (“ASC 280”) in its reportable segment determination at the end of 2016. This conclusion was based on the way in which our President and Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”), conducted and managed the business. The Company determined that it had two operating segments, with one operating segment deemed immaterial to be separately disclosed. As a result, it was determined that the Company had one reportable segment. The Company did not utilize the aggregation criteria in determining its reportable segment.

The supporting analysis for this conclusion is presented below in the following sections:

I.	Identification of CODM

II.	Determination of operating segments

a.	Basis of organization

b.	Key operating decisions made

c.	Information available to the CODM

III.	Determination of reportable segments

I.	Identification of CODM

The Company’s President and CEO, Rich Battista, is the CODM because he is the person within the organization who makes the key operating decisions with respect to assessing performance and allocating resources of the organization across all functions, such as investment decisions, product development and budget allocations. On September 13, 2016, Mr. Battista was appointed President and CEO, succeeding Joe Ripp. Mr. Battista was also made a member of the Company’s Board of Directors. As part of the identification of the Company's CODM, we determined after careful review that no other senior executive, either individually or as a group, should be considered the CODM.

Although other members of our executive management team participated in the performance assessment and resource allocation processes, the ultimate operating decision-making authority and ability to override decisions made by other executives resided with the President and CEO, making him the CODM. See below for examples of key operating decisions made by the CODM.

II.	Determination of Operating Segments

ASC Topic 280 states that an individual business component is an operating segment if it meets all of the following criteria:

a)	It engages in business activities from which it may earn revenues and incur expenses.

b)	Its operating results are regularly reviewed by the public entity’s CODM to allocate resources and assess performance.

c)	Discrete financial information is available.

In applying this guidance, the Company has concluded that it had two operating segments: (1) Sports Illustrated Play (“SI Play”) and (2) the remaining Time Inc. operations (“Time Inc. Operations”).

a)	Basis of Organization

As stated in the Company’s SEC filings, Time Inc. is a multi-platform consumer media company that engages consumers through its portfolio of brands across a diverse set of interest areas and provides comprehensive marketing solutions to advertisers. Revenues are generated primarily from the sale of advertising across multiple distribution channels (including print, digital, and events), magazine subscriptions and newsstand sales, and from brand licensing. Our objective is to attract engaged consumers across a diverse set of interest areas and to facilitate access to these engaged audiences by our advertising customers.

In making the transition from print publisher to multi-platform media company, we have migrated away from a decentralized holding company model of siloed brands to integrated platforms built for scale. We now operate as a set of platforms across editorial, advertising, consumer marketing and technology that we believe will enable us to pursue more effectively our key growth drivers, as well as efficiencies.

Our platform strategy is aimed at leveraging the power of our world-class brands and content, large-scale and growing audiences, advertising capabilities, advanced data/targeting and subscription marketing to drive monetization of our advertising, subscription and other revenues.

Mr. Battista believes that the enterprise-wide platform approach he utilizes positions the Company for success and therefore operates Time Inc. Operations as a unified company. This was evidenced in the earnings call for the third quarter of 2016 and decisions and announcements made by the CODM to further unify and integrate the operations of the Company. There are centralized processes with significant shared infrastructure, including the advertising sales staff (organized around advertiser industry categories and not separated between print and digital or by brand), consumer marketing, procurement, production (utilizing integrated platforms for editorial and leveraging content across brands), distribution and subscription fulfillment, and centralized back office functions such as technology, human resources, and other general and administrative functions. As a result, with these centralized and integrated processes and costs, the CODM assessed performance and made decisions about resources to be allocated based on the financial information of the Time Inc. Operations and SI Play operating segments.

b)	Key Operating Decisions Made

In identifying operating segments, we reviewed key operating decisions made by the CODM in 2016, which included:

•
Announcing One Unified Platform, with the goal of one platform that supports editorial, ad sales and consumer marketing – not individual silos for any particular brand. As the Company has migrated away from a decentralized model of siloed brands, operating decisions have been made to integrate platforms built for scale.

•
Making cost decisions, such as restructuring, capital expenditures, paper procurement, production and distribution, technology, licensing, and real estate, at the global level to further integrate the business and operate efficiently.

•
Changing our go-to-market advertising strategy by establishing seven advertising sales categories (Food & Beverage, Beauty, Automotive, Retail, Pharmaceutical, Financial Services and Technology/Communications), to be a one-stop shop for advertisers across brands and distribution channels, including both print and digital.

•
Ten Editorial digital desks with cross-brand responsibilities were created. The digital desks were Celebrity, Entertainment, Food, Health, Home, News, Sports, Style & Beauty, Technology, and Travel & Luxury.

The aforementioned initiatives were put in place to consolidate and coordinate common functions and the new operating structure enabled the CODM to manage the business at a Time Inc. Operations level, not at a brand or geographical level. The CODM made key operating decisions, such as to expand into long-form television, e-commerce, and enhance social media presence, for the Company as a whole, without consideration of any particular brand. As the CODM reorganized the business and made key operating decisions at the Time Inc. Operations level and away from siloed brands, the individual brands were not considered operating segments. Functional areas, such as editorial, advertising and consumer marketing were not considered operating segments as they did not represent distinct businesses that generate revenues and expenses.

Additionally, at the executive level, management’s performance was incented and assessed based on the Company’s overall financial performance. With few exceptions, by the end of 2016, other incentive plan participants were also incented and assessed based on the Company’s overall financial performance to align with the One Time Inc. philosophy.

c)	Information Available to the CODM

At year-end 2016, the CODM had served as President and CEO for less than four months and was still in the process of forming his executive team with the majority of its members also having tenure in their respective roles of less than four months.

With the CODM’s view of the business still forming, he received information on an enterprise-wide basis for the Company (weekly ad sales reviews), and in certain cases by brand and geography (budgets). At that time, he was working on the transformation of the various areas of the Company to become more centralized in order to take advantage of economies of scale and the Company’s go-to-market approach as One Time Inc. The One Time Inc. philosophy enabled the unifying of processes and advertising opportunities critical to the Company’s growth. It allowed Editorial, Ad Sales, Consumer Marketing & Revenue and other leaders to work more efficiently across all brands as One Time Inc. and provide more easily creative solutions to marketers.

As of December 31, 2016, the information provided to the Company’s CODM included the following:

1.
Operating Reviews – With the transition in late 2016 of a new executive team, standard operating reviews were not being held regularly. The CODM’s operating reviews were instead held on an as-needed basis focusing on specific business needs and were more flexible and informal as of December 31, 2016.

At that time, only advertising sales operating reviews were held in order to monitor the impact of the centralization and reorganization of the ad sales force due to the change in our go-to-market strategy. At these weekly meetings, information presented focused on key performance indicators (e.g. advertising revenue pipeline and pacing).

2.
Quarterly Results – The CODM reviewed the Company’s consolidated quarterly financial results, with focus on revenue and Adjusted OIBDA. Reviewing the consolidated results was the primary focus. He also reviewed other metrics such as traffic, social media followers, and ad impressions across sites. From time to time, financial information for brands individually and in the aggregate was also provided to the CODM.

3.
Annual Budget – The Company’s annual budget cycle begins in the fall. Budgets were prepared using a bottom-up approach both by brand and by functional area (e.g. ad sales, editorial, and consumer marketing). After the initial budgets were submitted, the Corporate Financial Planning & Analysis (“FP&A”) team assessed the budgets at a consolidated company level and provided adjustments, as needed. These adjustments related to expense allocations, investments, dispositions and other items.

The CODM reviewed various budgets submitted during budget review meetings, which included budgets by brand, functional area, and geography. Due to the organization of the business, there were overlapping budget presentations. For example, the digital budget presented by Jen Wong, EVP and Chief Operating Officer, included products that were also covered in the budget presented by the brands. While the CODM received disaggregated budget information, budget feedback was provided by the CODM only after the budgets were aggregated by FP&A based on the Company as a whole and not for each individual budget presentation.

While the CODM received detailed budget information at a disaggregated level, the key operational decisions (e.g., centralizing functions, expanding the business into identified revenue growth areas such as long-form television and e-commerce, etc.) were made for Time Inc. Operations and not for any particular brand or geography, which is in line with our One Time Inc. philosophy.

4.
SI Play – Discrete financial information for SI Play was available to the CODM as a member of SI Play’s Board of Managers. The Board of Managers made key operating decisions and allocated resources for SI Play. The board decks for SI Play were prepared on a monthly basis and distributed to the Board of Managers. SI Play, which is a youth sports league management platform, was a new business for the Company that was formed in 2015 through series of acquisitions. Its discrete financial information was available to the CODM of Time Inc.

Key operating decisions for SI Play, such as budget approval and capital expenditures on technology development, were made by the SI Play Board of Managers, separate from Time Inc. Operations. As a start-up business, SI Play had a different investment profile than Time Inc. Operations. Key operating decisions made for SI Play focused on investment for the future with less focus on immediate profit goals.

Because the operating results for SI Play were reviewed separately on a monthly basis by the CODM and key operating decisions were made separately for this entity, we concluded that SI Play was an operating segment.

5.
Viant – Discrete financial information for Viant was available to the CODM as a member of the Board of Directors of Viant. The board decks for Viant were prepared on a monthly basis and distributed to its Board of Directors, which had responsibility over Viant, and in 2016 included Time Inc. executives Jen Wong, Mark Ford, and Sue D’Emic.

We acquired Viant in 2016 to extend our existing digital advertising capabilities to provide people-based data and targeting capabilities to Time Inc.’s advertisers, which was an integral part of the Company’s strategy. Viant was considered a strategic extension of the Company’s existing digital advertising services and optimized our digital capabilities in our go-to-market strategy. Although discrete financial information for Viant was available to the CODM, operating decisions and allocation of resources to Viant were not made separately by the CODM.

Based on the analysis above, we concluded that the Company had two operating segments:

1.
Time Inc. Operations – We considered our organizational structure; the fact that key operating decisions for the Company were made at the Time Inc. Operations level; the continued centralization of our cost structure, editorial, consumer marketing and ad sales operations; and strategy as One Time Inc. in reaching the conclusion that Time Inc. Operations is an operating segment.

2.	SI Play – availability to and review by the CODM of discrete financial information to make key operating decisions for SI Play indicated it was an operating segment.

III.	Determination of Reportable Segments

SI Play did not meet the ASC 280-10-50-13 aggregation criteria to be combined with the Time Inc. Operations operating segment. However, since, SI Play was deemed to be an immaterial component of consolidated Time Inc. as it represented 2% or less of revenue, Adjusted OIBDA, and total assets in 2016, and there was no other operating segment to combine SI Play with into an “All Other” category, the Company did not separately report SI Play in the Company’s 2016 financial statements. As a result, the Company presented one reportable segment, which was at the consolidated entity level, in its 2016 Form 10-K.

Conclusion

The CODM was the President and CEO who made the key operating decisions with respect to assessing performance and allocating resources. Careful consideration was given to the organization structure of the Company, conduct and management of business activities, centralized global infrastructure, and availability and use of discrete financial information to the CODM.

Based on the way the CODM made his key operating decisions, we have concluded we had two operating segments: (1) Time Inc. Operations, and (2) SI Play. However, for the reasons indicated above, the SI Play operating segment was presented with the Time Inc. Operations operating segment in the Company’s 2016 Form 10-K. Therefore, the Company’s consolidated results were presented as one reportable segment.

Given the new executive team, the CODM continues to evaluate the financial information he receives and the way he manages the business. To the extent the information he uses to allocate resources and assess performance changes, we will evaluate whether a change in our operating or reportable segments, or both, is required. Combined with the contemplated transformation of the Company in the next three to four years, this may affect determination of operating and reportable segment(s) in the future.

Please do not hesitate to contact me with any comment or question regarding the 2016 Form 10-K and this letter. We thank you for your time and attention.

Sincerely,

/s/ Susana D'Emic

Susana D'Emic
Executive Vice President and
Chief Financial Officer